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                          June 5, 2024

       Jennifer Hyman
       Chief Executive Officer and Director
       Rent the Runway, Inc.
       10 Jay Street
       Brooklyn, New York 11201

                                                        Re: Rent the Runway,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 28, 2024
                                                            File No. 333-279757

       Dear Jennifer Hyman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Marc D. Jaffe